Mail Stop 6010
Via Facsimile and U.S. Mail

November 21, 2007

Ms. Lianqin Qu
Chief Executive Officer
Global Pharmatech, Inc.
89 Ravine Edge Drive
Richmond Hill, Ontario, Canada L4E 4J6

RE: Global Pharmatech, Inc.
      Form 10-QSB for June 30, 2007
      File No. 333-67884

Dear Ms. Qu:

        We have reviewed your amended filing and your response dated November 19, 2007 and have the following comments. Where indicated, we think you should amend your Form 10-QSB for September 30, 2007 in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or an amendment is unnecessary. Please provide us the supplemental information requested within 10 business days of the date of this letter or tell us when you will provide a response prior to the expiration of the 10-day period. Please furnish a letter with your supplemental responses that keys your responses to our comments. Detailed letters greatly facilitate our review. You should file the letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Form 10-QSB for June 30, 2007

1.   The last sentence in your response to comment two states that you have revised the cash flow statement. We did not see the change. Please revise the statement as necessary or advise.

2.   Comment 3 was directed at all other loans receivable not the receivable discussed in comment 2. Accordingly, we repeat that comment. Indicate in the notes the origination date and the original due date of all loans receivable explaining why classification as current is appropriate. Indicate where cash flows related to these loans are classified on the statement of cash flows.

3.   Please provide us acknowledgment of the statement described below.

* * * * *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Lisa Vanjoske, Assistant Chief Accountant, at (202) 551-3614, if you have questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant